Filed by Holly Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Frontier Oil Corporation
Commission File No: 1-07627

HollyFrontier Weekly Communiqué #05—Merger Update April 15, 2011
Having introduced the 5 Types of Mergers last week and how they apply to our (1) IT infrastructure,
(2) Health & Welfare programs and (3) Financial processes, we wanted to share a few more examples of current integration decisions and identify how we are approaching them.
In addition to incorporating the 5 Types into our decision making process, we have also prioritized our decisions across 3 Tiers. Understandably, each and every decision being made is important and has urgency, but some decisions are more time sensitive than others. Similarly, there are a number of future-oriented decisions that are contingent on nearer-term ones.

1. Tier One Integration Issues	Primary Urgency/Importance most urgent and/or important

2. Tier Two Integration Issues	Secondary Urgency/Importance urgent and/or important

3. Tier Three Integration Issues	Tertiary Urgency/Importance urgent and/or important, but can be decided later or is contingent upon preceding decision(s)
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Tier One Integration Issues
(Primary Urgency/Importance)	Merger Approach
1. Publish HollyFrontier Mission and Values.	Assimilation
2. SAP architecture (critical for order to cash system, tax and accounting process).	Assimilation
3. Delegation of authority into a revised Holly formatted DOA table (critical for SAP, DataStream and order to pay system).	Assimilation
4. Accounting process (critical for reporting process).	Assimilation
5. Compensation processes (includes payroll process).	Assimilation
6. Merge the policies and procedures of both companies.	Best of Both
7. Complete the organization structure by functional area. (Each functional leader is responsible for completing his/her structure and presenting it for approval. We are discussing the development of a process to recruit internally as appropriate to fill open positions that will result from the combined organizational structure.)
Assimilation & Reverse Assimilation
8. Evaluate succession planning and potential attrition by functional area.	Best of Both
9. Address time-critical legal issues like name change, company structure changes, consolidation of corporate counsel, company logo, etc.	Transformation
10. Develop strategy for Day One integration of refined product customer relationships and feedstock procurement infrastructure. Develop and implement a strategy to manage customers and suppliers during the transition.
Best of Both
11. Company website ready for deployment on Day One.	Best of Both
12. Address insurance issues (complete a comparative review of both and plan a strategy forward).	Best of Both
13. Treasury to address credit revolver issues created by combining the two companies.	Best of Both

Tier Two Integration Issues
(Secondary Urgency/Importance)	Merger Approach
1. Address treasury issues (LC’s strategy, credit rating, credit management, etc.)	Assimilation
2. Address audit issues (include both internal audit and third party auditors).	Assimilation
3. Develop and execute a strategy to capture purchasing leverage on Day One.	Best of Both
4. Business planning process (readiness to support raw material purchases and marketing activities on Day One).	Assimilation

Tier Three Integration Issues
(Tertiary Urgency/Importance)	Merger Approach
1. Merge all remaining business processes:	Best of Both
a. Personal development process (including employee training)
b. EH&S process
c. Budget process
d. Hedging/risk management process/policies
e. 10K/Q process
f. Investor relations process
g. Emergency response plans
h. Capital project management processes
i. NPRA memberships and committee representations
j. Donation programs
2. Develop a document/data retention policy and strategy for locations being closed or reduced in scope.
3. Disposition of excess assets/leases/etc.
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Employee FAQs

Employee FAQs	Integration Team Response
1. “Mine isn’t really a question, so much...it’s more of a request: please be transparent with us throughout this transition.”	We appreciate your comment and will continue to communicate as much as we possibly can. Remember, if you have any questions or hear any rumors you’d like answers to—contact your local HR Department or drop us a note.
2. “Will you change the 401(k) matching and thrift contribution?”	We expect to have a single program for the merged company beginning in 2012. This will involve some amount of change versus the legacy plans since they are not identical. Our goal is to have a competitive and attractive benefits program for our employees.
3. “Will our health insurance change?”	It will remain the same through 12/31/11 but will change for 2012.
4. “When will we see the new Org Charts?” “Who stays...who goes?”	We are working our way through the organization charts now and expect to communicate them by May 1st.
5. “The logo contest was a great idea—I know a lot of us have participated. How else can we help?”	Thank you for your contributions. We are excited to pour through the submissions! In May, we will announce another “fun front” project—and hope the participation will be equally robust.
Submitting Questions or Suggestions to our Integration Team
For those of you who have questions, suggestions or concerns about the Integration process—or have heard rumors and would like to surface these for a response, you may either submit them to your local HR Department—which will, in turn, share them with us—or you may email the HollyFrontier Integration Team at hollyfrontier_merger_questions@hollycorp.com.

On the “fun front,” only two weeks remain in the HollyFrontier Corporation Logo Contest. It concludes on Friday, April 29th and the competition is FIERCE. The submissions to local HR Departments are flooding in; be sure to share yours by the deadline! The designer of our future logo wins an iPad 2, so keep those ideas and sketches coming. We will remind you of this opportunity only one more time, as April 29th is drawing near.

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Next week (#06) we intend to articulate the HollyFrontier Mission & Values. Soon thereafter, we will describe the Compensation Process and announce Organization Structure. Remember (in May) some of the Communiqués are expected to occur by video (rather than in writing) so we can include a few brief interviews with leaders. In the summer, we intend to continue these dialogues in person by hosting a few on-site Q&A sessions with our respective managers.
Stay tuned; more is forthcoming next Thursday, April 21st, 2011.
On behalf of the broader HollyFrontier Integration Team,
Dave Lamp
President
Holly Corporation
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Important Information for Investors and Shareholders
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The issuance of Holly Corporation (“Holly”) common stock in connection with the proposed merger will be submitted to Holly’s shareholders for their consideration, and the proposed merger will be submitted to shareholders of Frontier Oil Corporation (“Frontier”) for their consideration. Holly filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that included a joint proxy statement to be used by Holly and Frontier to solicit the required approval of their shareholders in connection with the proposed merger and constituted a prospectus of Holly. Holly and Frontier may also file other documents with the SEC concerning the proposed merger. INVESTORS AND SECURITY HOLDERS OF HOLLY AND FRONTIER ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents containing important information about Holly and Frontier through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Holly will be available free of charge on Holly’s website at www.hollycorp.com under the tab “Investors” or by contacting Holly’s Investor Relations Department at (214) 871-3555. Copies of documents filed with the SEC by Frontier will be available free of charge on Frontier’s website at www.frontieroil.com under the tab “Investor Relations” and then under the tab “SEC Filings” or by contacting Frontier’s Investor Relations Department at (713) 688-9600.
Holly, Frontier and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Holly and shareholders of Frontier in connection with the proposed transaction. Information about the directors and executive officers of Holly is set forth in its proxy statement for its 2011 annual meeting of shareholders, which was filed with the SEC on March 31, 2011. Information about the directors and executive officers of Frontier is set forth in its proxy statement for its 2011 annual meeting of shareholders, which was filed with the SEC on March 21, 2011. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC.
Cautionary Statement Regarding Forward-Looking Statements
This communication contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These include statements regarding the effects of the proposed merger and statements preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “estimates,” or similar expressions. Forward looking statements relating to expectations about future results or events are based upon information available to Holly and Frontier as of today’s date, and are not guarantees of the future performance of Holly, Frontier or the combined company, and actual results may vary materially from the results and expectations discussed. For instance, although Holly and Frontier have signed an agreement for a subsidiary of Holly to merge with and into Frontier, there is no assurance that they will complete the proposed merger. The merger agreement will terminate if the companies do not receive the necessary approval of Holly’s shareholders or Frontier’s shareholders or government approvals or if either Holly or Frontier fails to satisfy conditions to closing. Additional risks and uncertainties related to the proposed merger include, but are not limited to, the successful integration of Holly’s and Frontier’s business and the combined company’s ability to compete in the highly competitive refining and marketing industry. The revenues, earnings and business prospects of Holly, Frontier and the combined company and their ability to achieve planned business objectives will be subject to a number of risks and uncertainties. These risks and uncertainties include, among other things, risks and uncertainties with respect to the actions of actual or potential competitive suppliers of refined petroleum products in Holly’s, Frontier’s and the combined company’s markets; the demand for and supply of crude oil and refined products; the spread between market prices for refined products and market prices for crude oil; the possibility of constraints on the transportation of refined products; the possibility of inefficiencies, curtailments or shutdowns in refinery operations or pipelines; effects of governmental and environmental regulations and policies; the availability and cost of financing; the effectiveness of capital investments and marketing strategies; efficiency in carrying out construction projects; the ability to acquire refined product operations or pipeline and terminal operations on acceptable terms and to integrate any existing or future acquired operations; the possibility of terrorist attacks and the consequences of any such attacks; and general economic conditions.
Holly and Frontier caution that the foregoing list of risks and uncertainties is not exclusive. Additional information concerning these and other risks is contained in Holly’s and Frontier’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K and other SEC filings. All subsequent written and oral forward-looking statements concerning Holly, Frontier, the proposed merger or other matters and attributable to Holly or Frontier or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Neither Holly nor Frontier undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.
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